

June 17, 2011

Via E-mail
Mr. Robert F. Mangano
President and Chief Executive Officer
1st Constitution Bancorp
2650 Route 130
P.O. Box 634
Cranbury, New Jersey 08512

> **Re:** **1st Constitution Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 23, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 16, 2011**
> **File No. 000-32891**

Dear Mr. Mangano:

We have reviewed your supplemental response to our comment letter dated May 20, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Note 2. Investment Securities, page F-16

1. We note your response to comments three, four, and five from our letter dated March 20, 2011. We also note that every pooled trust preferred debt security (TRUP) has different

and distinct credit characteristics represented by the individual banks in each pool and based on the specific tranche invested in. Consistent with the guidance in paragraphs ASC 320-10-35-33F through 33I, we believe you must analyze the specific credit characteristics of the collateral underlying each individual security to develop the deferral/default and recovery assumptions for your estimated cash flows and that simply using the same credit default assumption based on the average long term performance of FDIC regulated banks, AM Best's study, and Standard & Poor's methodology for all of your securities is not a reasonable methodology consistent with the guidance. Therefore, please address the following:

- Revise your TRUP OTTI methodology to analyze the specific credit characteristics of the collateral underlying your pooled security as the basis for your credit deferral/default and recovery assumptions; and
- Tell us how you considered in your analysis the various credit metrics that are provided for each pool by FTN Financial Corp. and as noted in response to comment three.

As a result, please provide us with your revised TRUP OTTI analysis as of March 31, 2011.

2. As a related matter, please provide us with a detailed understanding of the other-than-temporary impairment analysis you performed on your single-issuer TRUPs. In order to more fully understand your methodology, please provide us with your OTTI analysis for the single-issuer TRUP which has the most significant unrealized loss as of March 31, 2011.

3. We note your response to comment five from our letter dated May 20, 2011. As it relates to the table provided in your response, please revise to separately present the actual deferrals and defaults as a percentage of the original collateral from the expected deferrals and defaults as a percentage of the remaining performing collateral as initially requested in our comment. Please provide us with your revised proposed disclosures as of March 31, 2011.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3492 with any other questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant